EXHIBIT 12
                   MID-ATLANTIC REALTY TRUST AND SUBSIDIARIES
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1) (AMOUNTS IN THOUSANDS, EXCEPT FOR RATIO INFORMATION)

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

                                                                                    Years ended December 31,
                                                             2001           2000          1999          1998           1997
                                                   -------------------------------------------------------------------------

Earnings (loss) from operations                          $ 14,339         12,556        12,619        12,390          6,802
Less: sales of residential property, net
of cost of residential property sold                            -              -             -             -              -
Add:
  Interest expense                                         17,332         16,355        14,062        12,081         12,555
  Interest portion of rentals (2)                             237            224           234           260            225
                                                   -------------------------------------------------------------------------
Earnings available for fixed charges                     $ 31,908         29,135        26,915        24,731         19,582
                                                   =========================================================================

Fixed Charges:
  Interest expense                                         17,332         16,355        14,062        12,081         12,555
  Interest capitalized                                        940          1,142           242           873            445
  Interest portion of rentals (2)                             237            224           234           260            225
                                                   -------------------------------------------------------------------------
Fixed Charges                                            $ 18,509         17,721        14,538        13,214         13,225
                                                   =========================================================================

Ratio of earnings to fixed charges                        $  1.72           1.64          1.85          1.87           1.48

Excess of Fixed Charges over Earnings                     $     -              -             -             -              -


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There were no preferred shares  outstanding during any of the periods above, and therefore the ratio of earnings to combined fixed charges and preferred shares dividend requirements would have been the same as the ratio of earnings to fixed charges for the periods indicated.

(1) The computations above use the Consolidated Financial Statements of Mid-Atlantic Realty Trust and Subsidiaries for the years December 31, 2001, 2000, 1999, 1998, and 1997.

(2) Amounts reflect a one-third portion of rentals, the portion deemed representative of the interest factor.